Filed pursuant to Rule 253(g)(2)

File No. 024-11158

SUPPLEMENT DATED APRIL 28, 2020

TO OFFERING CIRCULAR DATED MARCH 31, 2020

HYLETE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2020 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1599738/000168316820001052/hylete_253g2.htm

The purpose of this supplement is to

•	Announce the departure of Ronald Wilson as Chief Executive Officer of the Company, as qualified by reference to the description below.

•	Amend the table on the cover page of the Offering Circular.

Departure of Ronald Wilson as Chief Executive Officer of HYLETE, Inc.

Effective April 23, 2020, Ronald Wilson separated from the Company as its Chief Executive Officer. The Company’s board of directors appointed James Caccavo, a member of the Company’s board of directors, to serve as the Company’s Interim Chief Executive Officer until a suitable candidate is found to serve as the Company’s Chief Executive Officer. Mr. Wilson remains a director of the Company.

Replacement of Table on the Cover Page of the Offering Circular

In addition, the table on the cover page of the Offering Circular is replaced in its entirety by the table below:

	Price to Public	Underwriting discount and commissions*	Proceeds to issuer
Per share	$1.00	$0.07	$0.93
Total Maximum	$12,000,000	$840,000.00	$11,160,000